Jay Williamson, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington, D.C. 20549

March 21, 2017

Dear Mr. Williamson,

Thank you for taking the time to speak with us by telephone on March 17, 2017 and to provide the remaining comment of the Staff (the “Staff”) of the Securities and Exchange Commission concerning amendment no. 2 to the registration statement of Olden Lane Trust Series 3 (the “Trust”) filed under Form S-6/A on March 16, 2017. This letter is intended to address the Staff’s remaining concerns and advance the Trust in the registration process.

Below, we set forth our understanding of the comment received and provide our answer.

Comment: We note that the Trust is investing in physically-settled options contracts. Briefly describe your asset segregation and cover policies for the specific types of option contracts the Trust will use to implement its investment objective.

Response: The Trust will cover its written call options by holding an equal number of purchased call options with the same expiration and a strike price that is lower than the strike price of the written call options.1

The Trust will cover its written put options by holding an equal number of purchased put options with the same expiration and a strike price that is higher than the strike price of the written put options.2

1See Dreyfus Strategic Investing and Dreyfus Strategic Income, SEC No-Action Letter (June 22, 1987) (“Dreyfus No-Action Letter”), available at http://www.sec.gov/divisions/investment/imseniorsecurities/dreyfusstrategic033087.pdf (“A fund selling a call option on a security or stock index may cover its position…by holding a separate call option on the same security or stock index with a strike price no higher than the strike price of the call option sold by the fund”).

2 See Id.

We appreciate your comment and prior phone discussions. If you have any questions or comments or would like to further discuss our responses to your question please feel free to contact me at (212) 504-6376 or my colleague, Michael Yu at (212) 504-6779.

Sincerely,

/s/ Ray Shirazi

Ray Shirazi

cc:	Michel Serieyssol Daniel Prezioso